INDEPENDENT AUDITORS' REPORT





The Partners
Spear Vessel

We have audited the accompanying balance sheet of the Spear Partnership (the Partnership) as of December 31, 1998, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. The accompanying 1999 and 1997 financial statements were not audited by us, and accordingly, we express no opinion or any other form of assurance on them.



/s/ KPMG
SAN FRANCISCO, CALIFORNIA
June 9, 2000



                                              SPEAR PARTNERSHIP
                                           (A LIMITED PARTNERSHIP)
                                                BALANCE SHEETS
                                                 DECEMBER 31,
                                          (IN THOUSANDS OF DOLLARS)





                                                                               1999               1998
                                                                           (unaudited)
                                                                          --------------------------------------
  ASSETS

  Marine vessel held for lease, at cost                                   $          7,840  $          7,840
  Less accumulated depreciation                                                     (5,536)           (5,074)
                                                                          -------------------------------------
      Net equipment                                                                  2,304             2,766

  Accounts receivable                                                                  224               139
  Prepaid expenses and other                                                            --                 7
                                                                          -------------------------------------
        Total assets                                                      $          2,528  $          2,912
                                                                          =====================================


  LIABILITIES AND PARTNERS' CAPITAL

  Liabilities:
  Accounts payable and accrued expenses                                   $            125  $             135
  Due to affiliates                                                                     27                  9
  Lessee deposits                                                                      174                 82
                                                                          -------------------------------------
    Total liabilities                                                                  326                226

  Partners' capital (deficit):
  Limited partners                                                                   2,258              2,737
  General partner                                                                      (56)               (51)
                                                                          -------------------------------------
    Total partners' capital                                                          2,202              2,686
                                                                          -------------------------------------

        Total liabilities and partners' capital                           $          2,528  $           2,912
                                                                          =====================================
















      See accompanying auditors' report and notes to financial statements.




                                              SPEAR PARTNERSHIP
                                           (A LIMITED PARTNERSHIP)
                                           STATEMENTS OF OPERATIONS
                                       FOR THE YEARS ENDED DECEMBER 31,
                                          (IN THOUSANDS OF DOLLARS)



                                                             1999                1998                1997
                                                          (unaudited)                             (unaudited)
                                                       ----------------------------------------------------------
  REVENUES

  Lease revenue                                        $         1,498      $        1,824        $      2,380
  Interest and other income                                         51                  --                  97
                                                       ----------------------------------------------------------
    Total revenues                                               1,549               1,824               2,477
                                                       ----------------------------------------------------------

  EXPENSES

  Depreciation and amortization                                    464                 949               1,153
  Marine operating expenses                                      1,148               1,137                 949
  Repairs and maintenance                                          273                 443                 658
  Management fees to affiliate                                      75                  91                 119
  Insurance expense to affiliates                                   --                 (10)                 20
  Other insurance expense                                          112                 161                 225
  Administrative expenses to affiliates                             17                  26                  29
  Administrative and other                                          24                  22                  20
  Loss on revaluation                                               --               1,910                  --
                                                       ----------------------------------------------------------
    Total expenses                                               2,113               4,729               3,173
                                                       ----------------------------------------------------------

        Net loss                                       $          (564)     $       (2,905)       $       (696)
                                                       ==========================================================








      See accompanying auditors' report and notes to financial statements.




                                              SPEAR PARTNERSHIP
                                           (A LIMITED PARTNERSHIP)
                                  STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                            FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997
                                          (IN THOUSANDS OF DOLLARS)





                                                                        Limited         General
                                                                       Partners         Partner          Total
                                                                   --------------------------------------------------

    Partners' capital (deficit) at December 31, 1996 (unaudited)      $       6,222  $          (15) $        6,207

  Net loss                                                                     (689)             (7)           (696)

  Cash distribution                                                             (61)             (1)            (62)
                                                                      ------------------------------------------------

    Partners' capital (deficit) at December 31, 1997 (unaudited)              5,472             (23)          5,449

  Net loss                                                                   (2,876)            (29)         (2,905)

  Capital contribution                                                          141               1             142
                                                                      ------------------------------------------------

    Partners' capital (deficit) at December 31, 1998                          2,737             (51)          2,686

  Net loss                                                                     (558)             (6)           (564)

  Capital contribution                                                           79               1              80
                                                                      ------------------------------------------------

    Partners' capital (deficit) at December 31, 1999 (unaudited)      $       2,258  $          (56) $        2,202
                                                                      ================================================










      See accompanying auditors' report and notes to financial statements.



                                              SPEAR PARTNERSHIP
                                           (A LIMITED PARTNERSHIP)
                                           STATEMENTS OF CASH FLOWS
                                       FOR THE YEARS ENDED DECEMBER 31,
                                          (IN THOUSANDS OF DOLLARS)

                                                                      1999                1998              1997
                                                                  (unaudited)                           (unaudited)
                                                               ---------------------------------------------------------

  OPERATING ACTIVITIES

  Net loss                                                      $          (564)   $        (2,905)  $            (696)
  Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
    Depreciation and amortization                                           464                949               1,153
    Loss on revaluation                                                      --              1,910                  --
    Changes in operating assets and liabilities:
      Accounts receivable                                                   (84)                34                (173)
      Prepaid expenses                                                        5                 11                   3
      Accounts payable and accrued expenses                                 (11)                90                (322)
      Due to affiliates                                                      18                 (6)                  6
      Lessee deposits                                                        92               (225)                 91
                                                                ---------------------------------------------------------
        Net cash (used in) provided by operating activities                 (80)              (142)                 62
                                                                ---------------------------------------------------------

  Financing activities

  Cash contributions (distributions)-General Partner                          1                  1                  (1)
  Cash contributions (distributions)-limited partners                        79                141                 (61)
                                                                ----------------------------------------------------------
        Net cash provided by (used in) financing activities                  80                142                 (62)

  Net change in cash and cash equivalents                                    --                 --                  --
  Cash and cash equivalents at beginning of year                             --                 --                  --
                                                                ---------------------------------------------------------
  Cash and cash equivalents at end of year                      $            --    $            --   $              --
                                                                =========================================================











      See accompanying auditors' report and notes to financial statements.

                                SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

Spear Partnership, a California limited partnership (the Partnership), was formed during December 1995. The Partnership was formed for the purpose of purchasing a container cargo feeder marine vessel and commenced significant operations in March 1996. The Partnership has no employees nor operations other than the operation of the marine vessel. The Partnership is owned 99% by the limited partners and 1% by the General Partner. The Partnership has two limited partners: PLM Equipment Growth Fund VI (EGF VI), a California limited partnership, and Professional Lease Management Income Fund I (Fund I), a Delaware Limited Liability Company, (the Limited Partners). The General Partner is the Spear Corporation (SC) which is owned 50% by EGF VI and 50% by Fund I. The Limited Partnership is owned 50% by EGF VI and 50% by Fund I.

The marine vessel was purchased in March 1996 for $7.5 million. EGF VI paid acquisition and lease negotiation fees of $0.2 million to FSI. No fees were paid by Fund I.

     The Partnership is expected to terminate during 2002 as EGF VI will be in its liquidation phase and all equipment must be sold.

These accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     OPERATIONS

The marine vessel in the Partnership is managed under a continuing management agreement by PLM Investment Management, Inc. (IMI), a wholly-owned subsidiary of PLM Financial Services Inc. (FSI). FSI is a wholly-owned subsidiary of PLM International, Inc. (PLM International). IMI receives a monthly management fee from the Partnership for managing the marine vessel (Note 2). FSI, in conjunction with its subsidiaries, sells equipment to investor programs and third parties, manages pools of transportation equipment under agreements with investor programs, and is the General Partner of EGF VI, the Manager of Fund I, and the general partner of other limited partnerships.

     CASH AND CASH EQUIVALENTS

All cash generated from operations is distributed to the partners, accordingly, the Partnership has no cash balance at December 31, 1999 and 1998.

     ACCOUNTING FOR LEASES

The marine vessel in the Partnership is leased under operating leases. Under the operating lease method of accounting, the leased asset is recorded at cost and depreciated over its estimated useful life. Rental payments are recorded as revenue over the lease term as earned in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases". Lease origination costs are capitalized and amortized equally over 36 months.

     DEPRECIATION

Depreciation is computed using the double-declining balance method, taking a full month's depreciation in the month of acquisition, based upon an estimated useful life of 12 years. The depreciation method

                                SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     DEPRECIATION (CONTINUED)

changes to straight-line when the annual depreciation expense using the straight-line method exceeds that calculated by the double-declining balance method. Acquisition fees of $0.2 million, that were paid to FSI, had been capitalized as part of the cost of the equipment. Major expenditures that are expected to extend the marine vessel's useful life or reduce future equipment operating expenses, have been capitalized and amortized over the estimated remaining life of the marine vessel.

     MARINE VESSEL

In accordance with the Financial Accounting Standards Board's Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", FSI reviews the carrying value of the Partnership's marine vessel at least quarterly, and whenever circumstances indicated that the carrying value of this asset may not be recoverable in relation to expected future market conditions, for the purpose of assessing recoverability of the recorded amounts. If projected undiscounted future cash flows and the fair market value of the marine vessel was less than the carrying value of the marine vessel, a loss on revaluation is recorded. A reduction of $1.9 million to the carrying value of the marine vessel was required during 1998. No reduction to the carrying value of the marine vessel was required during 1999 or 1997.

     REPAIRS AND MAINTENANCE

Repair and maintenance for the marine vessel are the obligation of the Partnership.

     NET INCOME (LOSS) AND CASH DISTRIBUTION TO LIMITED PARTNERS

The net income (loss) and cash distributions of the Partnership are generally allocated 99% to the limited partners and 1% to the General Partner. The net income (loss) and cash distributions are generally allocated to the limited partners based on their percentage of ownership in the Partnership. Certain depreciable and amortizable amounts are not allocated to Fund I, such as depreciation on acquisition fees and amortization on lease negotiation fees. Otherwise, the limited partners 99% share of net income (loss) and cash distributions are allocated 50% to EGF VI and 50% to Fund I.

Cash distributions are recorded when paid.

     COMPREHENSIVE INCOME

The Partnership's net income is equal to comprehensive income for the year ended December 31, 1999, 1998, and 1997.

2.   GENERAL PARTNER

SC contributed $100 of the Partnership's initial capital. SC is owned by two shareholders, EGF VI owns 50% and Fund I owns 50%. Dividends, if declared, are paid to the shareholders annually based on the percentage of ownership each shareholder owns.

3.   TRANSACTIONS WITH AFFILIATES

Under the equipment management agreement, IMI, subject to certain reductions, receives a monthly management fee attributable to owned equipment equal to the lesser of (i) the fees that would be charged by an independent third party for similar services for similar equipment or (ii) 5% of the gross

                                SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

3.   TRANSACTIONS WITH AFFILIATES (CONTINUED)

lease revenues attributable to equipment that is subject to operating leases. The Partnership's management fee expense to affiliate was $0.1 million during 1999, 1998, and 1997. The Partnership reimbursed FSI $17,000, $26,000, and $29,000 during 1999, 1998, and 1997, respectively, for data processing and administrative expenses directly attributable to the Partnership.

The Partnership paid $20,000 during 1997 to Transportation Equipment Indemnity Company Ltd. (TEI), an affiliate of FSI, which provided marine insurance coverage and other insurance brokerage services. The Partnership did not pay TEI for insurance coverage during 1999 and 1998. A substantial portion of the amount that was paid to TEI was then paid to third-party reinsurance underwriters or placed in risk pools managed by TEI on behalf of affiliated programs and PLM International, which provide threshold coverages on marine vessel loss of hire and hull and machinery damage. All pooling arrangement funds are either paid out to cover applicable losses or refunded pro rata by TEI. During 1998, the Partnership received a $10,000 loss-of-hire insurance refund from TEI due to lower claims from the insured Partnership and other insured affiliated programs. During 1999 and 1998, TEI did not provide the same level of insurance coverage as had been provided during 1997. These services were provided by an unaffiliated third party. PLM International liquidated TEI in 2000.

Partnership management fees payable to IMI was $27,000 and $9,000 as of December 31, 1999 and 1998, respectively.

4.   MARINE VESSEL ON LEASE

The Partnership's marine vessel is leased to multiple operators on a time charter basis. In such instances, revenues are earned from each lessee that hires the marine vessel for a specific voyage.

The marine vessel in the Partnership is used as collateral against the senior loans of the Limited Partners.

The marine vessel lease is being accounted for as an operating lease. There are no future minimum rentals under non-cancelable leases at December 31, 1999. Per diem and short-term rentals consisting of utilization rate lease payments included in lease revenues amounted to $1.5 million in 1999, $1.8 million in 1998, and $2.4 million in 1997.

5.   GEOGRAPHIC INFORMATION

The Partnership's marine vessel is leased to multiple lessees in different regions that operate worldwide.

6.   INCOME TAXES

The Partnership is not subject to income taxes, as any income or loss is included in the tax returns of the individual partners owning the Limited Partners. Accordingly, no provision for income taxes has been made in the financial statements of the Partnership.

As of December 31, 1999, the financial statement carrying amount of assets and liabilities was approximately $4.3 million lower than the federal income tax basis of such assets and liabilities, primarily due to differences in lessee prepaid deposits, depreciation method, and the tax estimated useful life.

                                SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

7.   CONCENTRATIONS OF CREDIT RISK

Financial   instruments,   which   potentially   subject  the   Partnership   to
concentrations of credit risk, consist principally of lease receivables.

The Partnership's lessees that accounted for 10% or more of the total revenues for the marine vessel during the past three years were Kaud I. Larsen (85% in 1998 and 100% in 1997), Crowley American Transport (60% in 1999), Panamarian Courice Corp. (18% in 1999), and Industrial Maritime Couriers (15% in 1999).

As of December 31, 1999, the General Partner believes the Partnership had no other significant concentrations of credit risk that could have a material adverse effect on the Partnership.